EXHIBIT 99.1 PRESS RELEASE

GLOBAL PRECISION MEDICAL INC. Press Release 02-01

#536 - 1489 Marine Drive, West Vancouver, British Columbia V7T 1B8

Contact: Lindsay Semple

604-926-2939

San Antonios Resources Inc. Announces Name Change to

GLOBAL PRECISION MEDICAL INC.

VANCOUVER, B.C, October 15, 2002 - GLOBAL PRECISION MEDICAL INC. (formerly San Antonios Resources Inc., OTCBB: "SATRF") (the "Company') announced today that it began trading under the symbol "GBPMF" on the OTC Bulletin Board on October 14, 2002. Through its wholly-owned subsidiary, Global Precision Medical (USA) Inc., the Company entered into an exclusive worldwide Technology Licence Agreement with Global Medical Sciences Ltd. to commercialize and further develop the patentable proprietary nitinol Prostatic Stent (URO-stent) for the prevention of lumen restriction associated with benign prostate hyperplasia (BPH).

BPH, a non-cancerous enlargement of the prostate, compresses the urethra as it grows thereby restricting the flow of urine - a primary cause of urinary voiding dysfunction in men. The URO-stent, engineered from biocompatible Nickel/Titanium wire, is self-expanding to act as a scaffold to hold open the urethra. The URO-stent will be sheathed on a catheter and the resulting stent and delivery system sterilized and packaged as a ready-to-use unit. The non-invasive implantation procedure will be carried out on an outpatient basis, typically under local anesthesia, to restore unobstructed urine flow.

The worldwide BPH treatment market currently generates over US$3 billion in revenues and is projected to grow at over 15% per year. An estimated 30 million men worldwide suffer from moderate to severe symptoms.

The Company has devised a three-phase development and commercialization program. Phase I, to send a team to Russia to complete the technology transfer to Canada, is scheduled to be accomplished by year-end.

The Company's business objective is to be a leader in devices for prostate-related disorders.

On behalf of the Board of Directors

GLOBAL PRECISION MEDICAL INC.

/s/ Lindsay Semple

CEO & Director

SAFE HARBOR STATEMENT

THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, THE COMPANY'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN."